Exhibit 10.14

FIRST INTERSTATE BANCSYSTEM, INC.
DIRECTOR COMPENSATION

We use a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on our Board of Directors (the “Board”). In setting director compensation, we consider the significant amount of time that directors expend in fulfilling their duties as well as the skill level required by us with respect to members of the Board.

Annual non-employee director compensation is based upon a service year beginning on June 1 and ending on May 31 of each year. For the 2024-2025 service year, each non-employee director, other than the Chair of the Board, is entitled to receive an annual retainer valued at $140,000, of which approximately $80,000 was paid in the form of restricted stock units on June 1, 2024 and the remaining approximately $60,000 is payable on a quarterly basis in the form of either cash or restricted stock units at the director's election.

For his services as Chair of the Board for the 2024-2025 service year, Stephen B. Bowman is entitled to receive an annual retainer of $230,000, of which approximately $130,000 was paid in the form of restricted stock units on June 1, 2024 and the remaining approximately $100,000 is payable on a quarterly basis in the form of either cash or restricted stock units at his election. David L. Jahnke, who served as Chair of the Board until May 2024, received a cash payment in 2024 of $22,500, reflecting his quarterly cash retainer fee covering the portion of the 2023-2024 service year during which he served as Chair of the Board. The retainer paid to the Chair of the Board is in lieu of all director fees and other retainers described below. The retainer paid to the Chair of the Board recognizes the Chair’s work in providing an interface between the Board and our management, oversight of strategic planning, leadership of the Board, executive succession planning, and community visibility.

James A. Reuter and Kevin P. Riley received no separate compensation for serving as a director in fiscal year 2024, but were compensated in their capacity as President and Chief Executive Officer during their respective time serving in the role.

Committee members and committee chairpersons received additional compensation as follows:

Committee	Chair Retainer[1]	Member Retainer
Audit	$27,500	$10,000
Compensation & Human Capital	20,000	10,000
Governance & Nominating	19,000	7,500
Risk	22,500	10,000
Technology	19,000	7,500
1 Amount is inclusive of member retainer for the Chair of the Committee.

Directors are reimbursed for ordinary expenses incurred in connection with attending board and committee meetings. Under our deferred compensation plan, directors may elect to defer any cash portion of director’s fees until an elective distribution date or the director’s retirement, disability, or death.

Directors are also eligible to participate in the First Interstate BancSystem Foundation’s (the “Foundation”) Matching Gift program. Under the Matching Gift program, the Foundation will match each director’s charitable donations, dollar for dollar, up to $10,000 per calendar year. The Foundation is a charitable organization established by First Interstate BancSystem, Inc., and is a separate legal entity from First Interstate BancSystem, Inc., with distinct legal restrictions. Only eligible 501(c)(3) tax-exempt organizations may receive a matching donation from the Foundation.